Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) announces results for the Quarter ended December 31, 2017

Reported year-on-year revenue growth of 8.0% in USD terms for the quarter and 24.3% operating margin

Bengaluru, India – January 12, 2018

1.	Highlights of financial results for the quarter and nine months ended December 31, 2017

•	Q3 revenues grew year-on-year by 8.0% in USD terms; 5.8% in constant currency terms
•	Q3 revenues grew sequentially by 1.0% in USD terms; 0.8 % in constant currency terms
•	Q3 operating margin improved to 24.3% from 24.2% in Q2 18
•	Q3 EPS at $ 0.35, year-on-year growth of 46.1% and sequential growth of 38.2%
•	Q3 EPS of $ 0.35 includes positive impact of $ 0.10 from Advance Pricing Agreement (APA) with the US IRS
•	9 months year-on-year revenue growth at 6.5% in USD terms; 5.6% in constant currency terms
•	Q3 cash flow from operating activities were at $ 657 mn, compared to $ 441 mn in Q2 18
•	Utilization excluding trainees at all-time high of 84.9%
•	Q3 standalone attrition declined to 15.8% from 17.2% in Q2 18
•	FY 18 revenue guidance in constant currency retained at 5.5%-6.5%
•	FY 18 operating margin range unchanged at 23%-25%

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2017

•	Revenues were $ 2,755 million for the quarter ended December 31, 2017

•	Operating profit was $ 669 million for the quarter ended December 31, 2017 QoQ growth of 1.4%; YoY growth of 4.5%

•	Net profit was $ 796 million for the quarter ended December 31, 2017 QoQ growth of 37.6%; YoY growth of 45.4%

•	Basic EPS at $ 0.35 for the quarter ended December 31, 2017

During the quarter, on account of the conclusion of an APA with the US IRS, net profit has increased which has led to an increase in Basic EPS by $ 0.10 for the quarter

Consolidated results under International Financial Reporting Standards (IFRS) for the nine months ended December 31, 2017

•	Revenues were $ 8,134 million for the nine months ended December 31, 2017 YoY growth of 6.5% in reported terms; 5.6% in constant currency terms

•	Operating profit was $ 1,966 million for the nine months ended December 31, 2017 YoY growth of 4.3%

•	Net profit was $ 1,915 million for the nine months ended December 31, 2017 YoY growth of 19.9%

During the nine months period ended December 31, 2017, on account of the conclusion of an APA with the US IRS, net profit has increased which has led to an increase in Basic EPS by $ 0.09

It is a privilege for me to be appointed as the CEO & MD of Infosys, helping our clients navigate the digital future and employees build new skills and capabilities. Our Q3 performance is strong. We had 8% year-on-year growth and 24.3% operating margin with US$ 593 million of free cash flow.” said Salil Parekh, CEO & MD. “We are progressing towards stability and are well positioned to serve our clients in the new areas of demand” he added.

“Increased adoption of our digital offerings and new services helped stabilize price realization. We were able to grow client relationships across revenue categories.” said Pravin Rao, COO. “During the quarter, we provided compensation increases and higher variable payouts to our employees. Our investments in employees continues to deliver results as reflected in lower attrition.”

“Our operating margins were stable on the back of broad-based improvement in operational efficiency parameters. Our cash generation continued to be robust during the quarter.” said M.D. Ranganath, CFO. “We successfully executed the share buyback of Rs. 13,000 crores in line with our capital allocation policy.”

2.	Outlook for FY 2018

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2018, under IFRS is as follows:

•	Revenues are expected to grow 5.5%-6.5% in constant currency*;
•	Revenues are expected to grow 6.5%-7.5% in USD terms based on the exchange rates as of December 31, 2017**

*	FY 17 constant currency rates - AUD/USD – 0.75; Euro/USD – 1.09; GBP/USD – 1.30
**	Currency rates as of December 31, 2017 - AUD/USD – 0.78; Euro/USD – 1.20; GBP/USD – 1.35

3.	Board and Management Changes

Based on the recommendations of the Nomination and Remuneration Committee, the Board in its meeting held on December 2, 2017 appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018 for a period of 5 years, subject to the approval of shareholders and other regulatory requirements, if any. The Board re-designated Pravin Rao as the Chief Operating Officer and Whole Time Director with effect from January 2, 2018 upon stepping down as the interim Chief Executive Officer and Managing Director in accordance with the terms of his appointment. Further, Pravin Rao shall hold the office of Whole Time Director up to August 17, 2022.

The postal ballot notice dated January 3, 2018 seeking the approval of shareholders including the terms of appointment of the above changes is available on the Company’s website at the following link- https://www.infosys.com/investors/Documents/postal-ballot-jan2018.pdf

Rajesh K. Murthy, President, has resigned from the company for personal reasons. His last date with Infosys will be January 31, 2018. The Board places on record its deep appreciation for his commitment to Infosys over the last 26 years and wishes him the very best for his future endeavours.

4.	Committee of Directors

The Committee of Directors was formed on April 13, 2017 to support and advise the management in executing the Company’s strategy. With the appointment of Salil Parekh as the CEO and Managing Director of the Company, the Committee of Directors stands dissolved with effect from January 12, 2018.

5.	Update on Shareholders consultation by SRC

The Company has completed the previously announced shareholder consultation. The feedback received was presented and taken on record by the Board on January 11, 2018

6.	Signing of the Advance Pricing Agreement (“APA”) with the US Internal Revenue Service

Infosys has concluded an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”). Under the APA, Infosys and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s U.S. operations. This agreement covers financial years from 2011 to 2021. The APA will enhance predictability of Infosys’ tax obligations in respect of its U.S. operations.

In accordance with the APA, Infosys has reversed tax provisions of approximately US$ 225 million made in previous periods which are no longer required (both under International Financial Reporting Standards and Indian Accounting Standards). Further, in line with the APA, Infosys expects to payout approximately US$ 233 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. This amount is expected to be paid over the next few quarters.

The reversal of the tax provisions of approximately US$ 225 million had a positive impact on the consolidated Basic EPS for the quarter ending December 31, 2017 by approximately US$ 0.10. Further, on account of the APA methodology, Infosys expects its overall effective tax rate to be lower by about 100 basis points for future periods covered under the APA.

7.	Share buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the Company has created ‘Capital Redemption Reserve’ of $ 9 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

About Infosys Ltd.

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this release including those concerning our future growth prospects, predictability of the Company’s tax obligations in respect of its US operations, the amount and timing of tax payments to be made by the Company, the impact on consolidated Basic EPS, and the Company’s overall effective tax rate for future periods, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the profit margins for client contracts that are executed in whole or in part by the Company’s US operations, as well as changes in US tax laws. Additional risks that could cause actual results to differ materially are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 7136706752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of

(Dollars in millions except equity share data)

	December 31, 2017	March 31, 2017
ASSETS
Current assets
Cash and cash equivalents	3,226	3,489
Current investments	389	1,538
Trade receivables	2,057	1,900
Unbilled revenue	573	562
Prepayments and other current assets	891	749
Income tax assets	84	–
Derivative financial instruments	13	44
Total current assets	7,233	8,282
Non-current assets
Property, plant and equipment	1,853	1,807
Goodwill	583	563
Intangible assets	94	120
Investment in associate	–	11
Non-current investments	957	984
Deferred income tax assets	184	83
Income tax assets	863	881
Other non-current assets	122	123
Total non-current assets	4,656	4,572
Total assets	11,889	12,854
LIABILITIES AND EQUITY
Current liabilities
Trade payables	79	57
Derivative financial instruments	1	–
Current income tax liabilities	397	599
Client deposits	24	5
Unearned revenue	362	274
Employee benefit obligations	227	209
Provisions	71	63
Other current liabilities	1,040	954
Total current liabilities	2,201	2,161
Non-current liabilities
Deferred income tax liabilities	100	32
Employee benefit obligations	8	–
Other non-current liabilities	36	24
Total liabilities	2,345	2,217
Equity
Share capital- 5 ($0.16) par value 2,400,000,000 (2,400,000,000) equity shares authorized, issued and outstanding 2,173,143,893 (2,285,655,150), net of 10,805,896 (11,289,514) treasury shares as of December 31, 2017 (March 31, 2017), respectively	190	199
Share premium	243	587
Retained earnings	11,099	12,190
Cash flow hedge reserve	–	6
Other reserves	161	–
Capital redemption reserve	9	–
Other components of equity	(2,158)	(2,345)
Total equity attributable to equity holders of the company	9,544	10,637
Non-controlling interests	–	–
Total equity	9,544	10,637
Total liabilities and equity	11,889	12,854

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Three months ended December 31, 2017	Three months ended December 31, 2016	Nine months ended December 31, 2017	Nine months ended December 31, 2016
Revenues	2,755	2,551	8,134	7,639
Cost of sales	1,773	1,601	5,208	4,832
Gross profit	982	950	2,926	2,807
Operating expenses:
Selling and marketing expenses	136	131	405	402
Administrative expenses	177	179	555	519
Total operating expenses	313	310	960	921
Operating profit	669	640	1,966	1,886
Other income, net	149	121	413	347
Share in associate's profit / (loss)	–	–	–	(1)
Write-down of investment in associate	–	–	(11)	–
Profit before income taxes	818	761	2,368	2,232
Income tax expense	22	214	453	635
Net profit	796	547	1,915	1,597
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset	2	(1)	3	(10)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	–	–	–	(5)
Equity instruments through other comprehensive income, net	–	–	–	–
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	(4)	–	2	–
Fair value changes on derivatives designated as cash flow hedge, net	1	4	(6)	4
Foreign currency translation	229	(189)	182	(243)
Total other comprehensive income, net of tax	228	(186)	181	(254)
Total comprehensive income	1,024	361	2,096	1,343
Profit attributable to:
Owners of the Company	796	547	1,915	1,597
Non-controlling interests	–	–	–	–
	796	547	1,915	1,597
Total comprehensive income attributable to:
Owners of the Company	1,024	361	2,096	1,343
Non-controlling interests	–	–	–	–
	1,024	361	2,096	1,343
Earnings per equity share
Basic ($)	0.35	0.24	0.84	0.70
Diluted ($)	0.35	0.24	0.84	0.70
Weighted average equity shares used in computing earnings per equity share
Basic	2,275,074,804	2,285,651,730	2,282,186,771	2,285,638,678
Diluted	2,276,381,570	2,286,229,042	2,284,287,492	2,286,076,462

NOTES:

1.	The unaudited Condensed Consolidated Balance sheets and Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended December 31, 2017 have been taken on record at the Board meeting held on January 12, 2018

2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

3.	Other income for three months and nine months ended December 31, 2017 includes interest on income tax refund of $ 31 million and $ 41 million respectively

4.	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has in accordance with the APA, reversed income tax expense provision of $ 225 million which pertains to previous periods which are no longer required. Consequently, profit for the period has increased and therefore has led to an increase in Basic earnings per equity share by $0.10 for quarter ended December 31, 2017 and $0.09 for nine months ended December 31, 2017

5.	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on Q1 18 net profit is $ 11 million